Exhibit 99.4

NEWS RELEASE

27 April 2005

Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV

Chairman’s Statement

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Morris Tabaksblat, Chairman of Reed Elsevier PLC and Reed Elsevier NV, told shareholders at the Reed Elsevier PLC meeting in London today:

“We were pleased to report on a year of further good progress at Reed Elsevier in 2004. This reflected the underlying strengths of the business: leadership positions in attractive sectors, strong brands and good portfolio/geographic spread. The business is also increasingly benefiting from the strategic initiatives put in place in recent years: product innovation and superiority, strengthened sales and marketing, a consistent programme of investment and tight control of costs and working capital.”

Looking at the trading performance in 2005, Mr Tabaksblat commented:

“Overall trading conditions have little changed since our 2004 Preliminary Results announcement on 17 February. We are continuing to see a generally improving market environment for our four businesses. Results so far this year are in line with our expectations, and we continue to target for the year underlying revenue growth of at least 5% and double digit growth in adjusted earnings per share at constant currencies.

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier has had a sound start to the year. In both Science & Technology and Health Sciences, subscription renewals are strong, book publishing is expanding and online sales continue to grow well. The Health Sciences business is expecting good growth from new book publishing and strong backlist sales, although, given the seasonality of the business, this will mostly be seen in the second half. The Elsevier business is targeting organic revenue growth at constant currencies for the year of at least 5%.

LexisNexis has started the year well. In US legal markets good demand for new content and online services, including electronic discovery and other workflow solutions, is positively impacting revenue momentum. The risk management business continues to show strong growth, including recently acquired Seisint. Further to the recent announcements of unauthorised access to personal identifying information in its risk management databases, LexisNexis has moved quickly to notify the individuals concerned and is working with customers to improve security procedures. International growth outside the US is driven by strong demand for new online services in legal and news and business markets. LexisNexis is targeting organic revenue growth at constant currencies for the year of at least 5%.

Harcourt Education has started the year with an encouraging response to its new publishing programmes both in US adoption states and open territories, although the majority of textbook sales are in the second half. Strong growth in the US schools market is expected this year due to the upswing in the state textbook adoption cycle and improving state budgets. The Asssesment business is seeing good growth in state educational testing contracts. The Harcourt Education business is targeting organic revenue growth in the year of 9-10% at constant currencies.

Reed Business is seeing continuing improvement in overall market conditions although performance continues to vary by sector and geography. Online revenues are growing strongly in the magazine and information publishing businesses and are becoming an increasingly significant proportion of overall revenues. The exhibitions business is performing well. The first half will however be adversely affected by the cycling out of non annual shows, which will be largely compensated by favourable cycling in the second half. Reed Business is targeting organic revenue growth for the year of 4-5% at constant currencies.

Our target of double digit growth in adjusted earnings per share at constant currencies applies equally under the previous accounting basis and the restated IFRS basis adopted from the 2005 financial year. If current exchange rates prevail, there will be an adverse translation impact on reported earnings due to the year-on-year weakness of the US dollar. On reported revenues this effect will be marginally exaggerated under IFRS as certain foreign currency journal subscription revenues previously regarded as hedged under UK GAAP are deemed to be unhedged under IAS 39.

Over the last five years we have made enormous strides in executing against our strategy for growth. Reed Elsevier is very well placed to capitalize on the improving environment in its markets, through the quality of the portfolio, the consistent strategic focus, and our investment behind growth initiatives, and this is reflected in our targets for the year and beyond.”

The Annual General Meeting of Reed Elsevier NV, the co-parent of Reed Elsevier Group plc, will be held in Amsterdam tomorrow and Mr Tabaksblat, also Chairman of Reed Elsevier NV, will make the same comments to that meeting.

This announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

Ends